UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                                  DSL.net, Inc.
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                                (Name of Issuer)


                    Common Stock, $.0005 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    262506108
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                                 (CUSIP Number)


                                October 12, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                 [ ]  Rule 13d-1(b)
                 [ ]  Rule 13d-1(c)
                 [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                      -------------------
CUSIP NO.     262506108               13G                    PAGE 2 OF 5 PAGES
-----------------------                                      -------------------

================================================================================
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Paul K. Sun
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)[ ]
                                                                 (b)[ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY


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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                           5    SOLE VOTING POWER

                                3,097,892
        NUMBER OF          -----------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH             -----------------------------------------------------
        REPORTING          7    SOLE DISPOSITIVE POWER
         PERSON
          WITH:                 3,097,892
                           -----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,097,892
--------------------------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
        [ ]
--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.31%
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
================================================================================

ITEM 1(A).    NAME OF ISSUER:  DSL.net, Inc.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              545 Long Wharf Drive, New Haven, CT 06511

ITEM 2(A).    NAMES OF PERSONS FILING:  Paul K. Sun ("Sun").

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the principal business office of Sun is DSL.net, Inc., 545 Long Wharf Drive, New Haven, CT 06511.

ITEM 2(C).    CITIZENSHIP:  Sun is a citizen of the United States.

ITEM 2(D). TITLE OF CLASS OF SECURITIES: Common Stock, $.0005 par value ("Common Stock").

ITEM 2(E).    CUSIP NUMBER:  262506108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                     (a)   [ ]  Broker or Dealer registered under Section 15 of
                                the Securities Exchange Act of 1934 (the "Act").

                     (b)   [ ]  Bank as defined in Section 3(a)(6) of the Act.

                     (c)   [ ]  Insurance Company as defined in Section 3(a)(19)
                                of the Act.

                     (d)   [ ]  Investment Company registered under Section 8 of
                                the Investment Company Act of 1940.

                     (e)   [ ]  Investment Adviser in accordance
                                withss.240.13d-1(b)(1)(ii)(E).

                     (f)   [ ]  An employee benefit plan or endowment fund in
                                accordance with ss.240.13d-1(b)(1)(ii)(F).

                     (g)   [ ]  A Parent Holding Company, in accordance
                                withss.240.13d-1(b)(1)(ii)(G).

                     (h)   [ ]  A savings association as defined in Section 3(b)
                                of the Federal Deposit Insurance Act.

                     (i)   [ ]  A church plan that is excluded from the
                                definition of an investment company under
                                section 3(c)(14) of the Investment Company Act of 1940.

                     (j)   [ ]  Group, in accordance
                                with ss.240.13d-1(b)(1)(ii)(J).

                     Not applicable. This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).

ITEM 4.       OWNERSHIP.
              (a) Amount Beneficially Owned: Sun may be deemed to beneficially own 3,097,892 shares of Common Stock as of December 31, 1999.

              (b) Percent of Class: Sun: 5.31%. The foregoing percentage is calculated based on the 58,363,313 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of DSL.net, Inc. for the quarter ended September 30, 1999.

              (c)    Number of shares as to which such person has:

                     (i) sole power to vote or to direct the vote: 3,097,892 shares for Sun.

                     (ii) shared power to vote or to direct the vote: 0 shares for Sun.

                     (iii) sole power to dispose or to direct the disposition
                           of: 3,097,892 shares for Sun.

                     (iv) shared power to dispose or to direct the disposition of: 0 shares for Sun.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
              Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.
              Not applicable.

ITEM 10.      CERTIFICATION.
              Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

                                    SIGNATURE
                                    ---------


      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 10, 2000





/s/ Paul K. Sun
---------------------------
Paul K. Sun